Direct Focus Inc.
Common Shares
254931108
April 30, 2002


CUSIP 254931108
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 1,238,325

6. 109,827

7. 1,238,325

8. 109,827

9. 641,923

10. n/a

11. 4.26%

12. BD


Item 1
(a) Direct Focus, Inc.
(b) 2200 NE 65th Ave.
    Vancouver, Washington  98661
    USA

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 254931108

Item 3
n/a

Item 4
(a) 641,923
(b) 4.26%
(c) (i) 1,238,325
    (ii) 109,827
    (iii) 1,238,325
    (iv)  109,827

Item 5
Yes, ceased to hold more than five percent of the class of securities.

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
May 14, 2002
Neal Nenadovic
Chief Financial Officer